Exhibit 99.62

VERSES

VERSES Engages Integrous Communications for Investor Relations

VANCOUVER, British Columbia, Oct. 12, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence ("AI"), is pleased to announce that they have engaged Integrous Communications ("Integrous") as an investor relations advisor.

Integrous will assist VERSES with communicating its corporate, financial and investor developments to current shareholders and prospective investors while enhancing awareness of the Company's story within the capital markets. Matthew Selinger, Partner at Integrous, will be the Company's primary investor contact.

"By engaging Integrous, we are committed to expanding our investor reach and implementing best practices, and in doing so, we need a partner who can assist us in getting our story out in this rapidly moving landscape," said Gabriel René VERSES CEO and Founder. "As we roll out our Genius™ AI platform and move into strategic beta testing with select customers, we will continue to move towards the public beta release next year with the goal of opening of reservations soon. Concurrently, we continue to work with our partner Dentons as well as certain multinational organizations, to implement the global standards and regulations that we believe will enable AI to be smarter and safer."

"We believe that AI is going to transform the world as we know it," said Matthew Selinger, Partner at Integrous. "However, it remains to be known which platform(s), or companies will lead in the era of Web 3.0 (aka the Spatial Web). As big technology companies and venture capital firms continue to express interest in the space, VERSES is one pure-play AI software company in which the public can participate."

"VERSES is not taking a heavy computing approach to AI; rather it strives to take a more efficient, faster, methodology-based approach based on algorithms that learn, adapt, and are accountable."

About VERSES

VERSES is a cognitive computing company specializing in next-generation artificial intelligence solutions. Our flagship offering, Genius™, is inspired by natural systems and human cognition. Genius can adapt, learn and integrate with the Institute of Electrical and Electronics Engineers' open spatial web standard P2874. Key features of Genius™ include generalizability, spatial web standards integration, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

About Integrous Communications

Integrous Communications is an independent communications and investor relations consulting firm that provides integrated corporate communications services. Headquartered in Austin, Texas with locations across the US and Canada, the firm's diverse team of professionals has more than 100 years of combined experience. Integrous serves domestic and international clients, including companies listed on the U.S., Canadian, Australian, and European exchanges. Learn more about Integrous Communications.

On behalf of the Company

Gabriel René
VERSES AI Inc.
Co-Founder & CEO
&
Eric Holder
Director of Communications,
VERSES AI Inc.
press@verses.ai

Investor Relations Inquiries

U.S.

Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada

Leo Karabela, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, the services to be performed by Integrous and the benefits and results therefrom, who the Company's primary investor contact will be, Integrous' ability to assist the Company in expanding its investor reach and implementing best practices, the planned rollout of the Genius™ AI platform including the timing of testing and the public beta release, the continued partnership with Dentons and multinational organizations and the benefits therefrom, the impact of AI on the world generally, that technology companies and venture capital firms continue to express interest in AI, and the approach VERSES takes to AI and the results therefrom.

In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, that Integrous will perform the services currently contemplated, that the Company's primary investor contact will remain Matthew Selinger, that the services Integrous performs will have the benefits currently expected by management, that the Genius™ AI platform rollout will proceed as currently anticipated, that the Company will continue to work with partners to implement global standards and regulations for AI and that implementation will allow AI to be smarter and safer, that AI will have a substantial impact on the world, that technology companies and venture capital firms will continue to have interest in the AI space, that the public will continue to be able to participate in the Company, and that the Company's approach to AI will continue and produce the benefits currently expected.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES' actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, without limitation, that Integrous will fail to provide the services currently contemplated, or that the services will not result in the benefits currently expected, that Matthew Selinger will not continue to be the Company's primary investor contact, that the rollout of the Genius™ AI platform will not proceed as currently contemplated, if at all, that the Company will not continue to work with partners to implement global standards and regulations in AI or that they will not result in the expected benefits, that AI will not have the expected impact on the world, that big technology companies and venture capital firms will not continue to have interest in the AI space, that the public will not continue to be able to participate in VERSES, that the Company will change its approach to AI, and that the Company's current approach to AI will not result in the benefits currently expected by management. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable). The Company does not undertake to update any forward-looking statement or forward-looking information herein, except in accordance with applicable securities laws.

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.